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                          November 22, 2022

       Elizabeth Barrett
       Chief Executive Officer
       UroGen Pharma Ltd.
       400 Alexander Park Drive, 4th Floor
       Princeton, NJ 08540

                                                        Re: UroGen Pharma Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed November 15,
2022
                                                            File No. 333-268398

       Dear Elizabeth Barrett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Charles J. Bair, Esq.